UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              Kinship Systems, Inc.
                             ----------------------
                 (Name of small business issuer in its charter)



               Utah                                        7371
               ----                                        ----
      (State of jurisdiction of                (Primary Standard Industrial
   incorporation or organization)               Classification Code Number)

                                   87-0648148
                                   ----------
                                (I.R.S. Employer
                               Identification No.)


     22 East 100 South, Suite 400, Salt Lake City, Utah 84111 (801) 521-8636
     -----------------------------------------------------------------------
          (Address and telephone number of principal executive offices)


           22 East 100 South, Suite 400, Salt Lake City, Utah 84111
           --------------------------------------------------------
(Address of principal place of business or intended principal place of business)


   Mr. Andrew Limpert 22 East 100 South, Suite 400, Salt Lake City, Utah 84111
 -------------------------------------------------------------------------------
    (801) 521-8636 (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public August 1, 2000.
                                                ---------------

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] Not currently applicable.
                                                 -------------------------

If this Form is a post-effective amendment filed pursuant to Rule 4629(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.
                           -------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.
                           -------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ X]


Title of each class      Dollar amount         Proposed            Proposed                 Amount of
of securities to be      to be registered      maximum             maximum                  registration fee
registered                                     offering price      aggregate offering
                                               per unit            price
------------------------------------------------------------------------------------------------------------
Common voting            Max: $200,000         $1.00/share         $200,000                 $53.00
stock

                                   PROSPECTUS

                              KINSHIP SYSTEMS, INC.
                               A UTAH CORPORATION
                          22 East 100 South, Suite 400
                           Salt Lake City, Utah 84111
                                 (801) 521-8636

         Offering of the common voting stock of Kinship Systems, Inc. (hereinafter the "Company," "Issuer," or "Kinship"). Minimum Offering of 100,000 shares, Maximum Offering of 200,000 shares at $1.00/share. The Company reserves the right to close the offering at any amount between the Minimum Offering or Maximum Offering during the offering term of One-hundred and Twenty days (120) from the date appearing on this prospectus cover page.

         The Company has only one class of stock, 50,000,000 common voting stock, no par, of which 1,270,000 are presently issued and outstanding with up to an additional 200,000 to be issued by this Offering.

         The Company is a start-up enterprise which was incorporated on February 1, 2000 with minimum capital to engage in its initial intended business activities to become a distributor of various business computer software. See description of Business in this Prospectus. The Company has no historical operating history or revenues to date.

            THIS IS A HIGH RISK OFFERING. SEE RISK FACTORS AT PAGE 6.

This Offering is intended as a self underwriting (stock sold by the Company itself) without the employment of any underwriters or other commissioned sales agents. Should the Company be unsuccessful at completing its self underwriting, it may amend the prospectus to indicate commissions intended to be paid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC" OR "COMMISSION") ;NOR BY ANY STATE OR FOREIGN SECURITIES REGULATORY AGENCY; NOR HAS THE COMMISSION OR ANY OTHER SECURITIES REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  Description of          Estimated Cost of          Estimated Net             Net Proceeds as a
                  Securities              Offering                   Proceeds of               Percentage of
                  Offered                                            Offering                  Offering Price
-----------------------------------------------------------------------------------------------------------------
Minimum           100,000 shares          $20,000                    $80,000                        80%
Offering
-----------------------------------------------------------------------------------------------------------------
Maximum           200,000 shares          $20,000                    $180,000                       90%
Offering

                        Offering Notes on following page

Date of this Prospectus: July 5, 2000



                                                 TABLE OF CONTENTS


       ITEM
    NUMBER                          DESCRIPTION                                                  PAGE
    ------                          -----------                                                  ----

         1         Summary Information.............................................................. 4
         2         Risk Factors and Dilution........................................................ 6
         3         Plan of Distribution............................................................. 8
         4         Use of Proceeds to Issuer........................................................ 9
         5         Description of Business..........................................................11
         6         Description of Property..........................................................14
         6         Management's Discussion and Analysis of Financial
                       Condition....................................................................14
         7         Directors, Executive Officer & Significant Employees.............................15
         8         Remuneration of Directors & Officers.............................................18
         9         Security Ownership of Management & Certain
                         Security Holders...........................................................19
         10        Interest of Management & Others in Certain Transactions..........................19
         11        Securities Being Offered.........................................................20
         12        Experts..........................................................................21
         13        Legal Proceedings................................................................21
         14        Changes in a Disagreement with Accountants.......................................21
         15        Indemnity of Officers and Directors..............................................21



                                    EXHIBITS
                                    --------

        Audited Financial Statements to the period ending April 30, 2000

                             SUMMARY OF THE OFFERING
                             -----------------------



Terms of Offering:            This is a  Minimum/Maximum  Offering.  We, as your
                              management,  will not deem that the  Offering  has
                              been  subscribed  and  closed  unless a minimum of
                              $100,000  of  gross  proceeds  has  been  received
                              within the offering term of One-Hundred and Twenty
                              Days  (120/days)  from the date  appearing  on the
                              face of this Prospectus.  All funds received up to
                              the minimum  offering will be held in a segregated
                              subscription  account  by the  Company,  until  or
                              unless the minimum  offering is reached within the
                              subscription  term. If the minimum offering is not
                              reached   within  this   subscription   term,  all
                              proceeds will be returned to the investors in this Offering without interest or deduction for costs.
                              We may close the Offering at any time after the minimum offering is sold within the Offering term.
                              However, if the maximum offering of $200,000 is reached, the Offering will be closed when and if such amount is obtained within the Offering term.
                              All proceeds received after the minimum offering will be paid directly to the Company and may be used for the anticipated company purposes as received. The Company is selling 100,000 (Min.) to 200,000 (Max.) of its common voting stock in this Offering at $1.00/share. There is no minimum subscription amount.

Cost of the  Offering:        We have  estimated the cost of this Offering to be
                              approximately $20,000 which amount should include registration fees, printing, legal, accounting and distribution costs.

No Commissions:               No   allowances   are  made  for  the  payment  of
                              commissions  as we  intend  to sell  the  Offering
                              through  our  own  management  (self-underwriting)
                              without the payment of any third party  commission
                              or fees.  Should we not be  successful  in selling
                              the   Offering,   we  may  elect  to  amend   this
                              Registration Statement and Prospectus to provide for the payment of commissions to any licensed third party underwriter or broker, at which time the amount of commissions would be described in the forepart of the Prospectus. See section on Terms of Offering.

Business:                     We,  to  date,  have  not  engaged  in any  active
                              business purpose.  We have recently entered into a
                              Product  Distributing   Agreement  with  ProSource
                              Software for the distribution and marketing rights
                              to a unique proprietary  computer software used in
                              accident    vehicle    prevention   and   accident
                              reconstruction   and   analysis.    The   contract
                              essentially provides for a discount purchase right
                              to the  technology  by the Company on a geographic
                              exclusive  basis for an initial two year term. The
                              Company,  if the  supplier  is not able to satisfy
                              demand,   may  also   arrange   for  third   party
                              manufacturing of the technology. This contract is more fully explained under the Business Section.

Risks & Dilution:             This Offering  involves  substantial risks of loss
                              to the investor. Further, you will realize an immediate and substantial reduction in the net worth per share of your investment after the Offering due to various dilution factors. See
                              Section on Risk Factors and Dilution.

Use of Proceeds:              The intended use of proceeds is set out under that
                              Section. However, each of you should understand that we have broad discretion, in the exercise of sound business judgment, to alter or amend the specific use of proceeds applicable. See Use of Proceeds Section.

Control & Ownership:          You  should  understand  that even in the event of
                              the sale of the  maximum  offering,  you and other
                              shareholders    purchasing    pursuant   to   this
                              Registration will hold only a minority interest in the Company and that the original founders and shareholders will continue to maintain a majority sharehold interest. See Risk Factors and Terms of the Offering.

Offering Price:               The offering price for shares in this Registration
                              have been arbitrarily set by us and do not purport, in any way, to reflect the actual value of the Company or its assets. See Section on Terms of the Offering.

                                  RISK FACTORS
                                  ------------

         The following constitutes what we (the Company's management) believe to be the most significant risk factors in this Offering. This list is not intended to be exclusive and each investor should read the entire Prospectus materials as to risk factors as may be discussed or illuminated by other sections. Further, no particular significance should be attached to the order in which the risk factors are listed:

         1- Limited Marketing Rights. The current products of the Company are not only unproven, but are distributed by the Company pursuant to a two year distribution contract. There is no assurance the Company can continue to market its products beyond this initial two year term, or that it will be able to have any business purpose beyond this term.

         2- Lack of Capitalization. We have intentionally limited the amount of money to be raised in this Offering to help in efforts to close this Offering as a self-underwriting by potential contacts of management and without the need to employ third party underwriters or broker dealers. As a result, the amount of capital being raised is marginal and may not be adequate to fully or sufficiently fund the business plan or complete one or more of the stated objectives of the Company. Further, the Company has no alternative financing plan.

         3- Start-up Enterprise. This is a start-up enterprise without any operating history or record. No assurance can be made or given that the business concepts or products will be viable, can be profitably marketed or that you, as investors in this Offering, will receive any return on your investment.

         4- Majority Control. Even in the event that the maximum amount is sold in this Offering, the shareholders in the Company prior to this Offering will continue to hold the majority of the shares and thereby control the future of the Company in such important matters as type of business, compensation to management and control of the corporation's Board of Directors.

         5-Lack of Trading Markets. As of the time of the anticipated effective date of this Registration Statement, there will not exist any publicly traded market for the Company's shares. Even after the completion of this Offering, as a minimum or maximum offering, there can be no assurance that a publicly traded market will develop for the shares being sold to you in this Offering. If we are not able to develop a public trading market for the shares, there may be limited liquidity of the shares and you may be forced to hold such shares for an indefinite period of time and to then rely upon the uncertain prospects of "private"sales of your securities in order to have any type of a marketability or "exit strategy."

         6-Arbitrary Offering Price. The Offering price of the shares being sold in this Offering were arbitrarily set by us and do not reflect any intrinsic value of the Company or its shares.

         7-Dilution. Because various of the initial shares in this corporation were issued to founders or other affiliated parties for minimal capitalization and intangibles such as concepts, entrepreneurship and other factors not involving hard assets or cash, you, as a post organization investor in this Offering, will suffer a dilution in value of the shares you purchase in this Offering - that is the reduction in value of your shares after the Offering compared to the price of the shares being purchased in the Offering. See Dilution Section.

         8-Unproved Markets and Products. The concepts and products described in this Offering have traditionally been associated with a limited market. There is no assurance that we will be successful in profitably marketing the intended services and products to this limited market. See Description of Business and Markets.

         9-Limited Exclusive Rights. We are obtaining exclusive geographic rights to the technology. However, the Company directly, or through one or more third parties, may compete with us in other geographic areas.

        10-Cost of the Offering Relative to Other Use of Proceeds. The cost of the Offering constitutes a substantial portion of the proceeds of this Offering, up to 20% in the event only the minimum offering is sold. As a result, you should understand that much of the proceeds being raised will be used to pay the cost of this Offering, rather than being employed for actual business purposes. We anticipated this consequence as a result of our efforts to maintain a limited offering size. However, there remains a risk that a relatively high portion of the proceeds of the offering will be used to pay costs rather than direct business development. See Use of Proceeds, Description of Business and Terms of the Offering sections.

        11-Managements   Experience  with  a  Public  Entity.  We  have  limited
experience in business activities and no experience in the management of a public company. You will be relying upon Company management to be able to manage a public company, complete the reporting requirements and to learn and discharge the other responsibilities incident to the operation of a publicly held reporting company if this Offering is successfully closed.

        12-Start-up Company. As a start-up company, there may be some cost overruns and other problems that are not disclosed or anticipated by this Offering and which may impede the return of investment or the continued commercial operations of the Company.

                                    DILUTION
                                    --------

         Dilution is a term which normally defines the reduction in value per share which occurs to the investor in certain offerings compared to the purchase price of those shares. By way of specific illustration, an investor in this Offering is paying $1.00 per share. It is estimated that the net worth per share after the completion of the Maximum Offering will only be $.14. Therefore, each investor in this Offering will suffer an immediate dilution to his investment of $.86 per share or 86 % in the Maximum Offering; and $.92 per share or 92 % in the Minimum Offering. These dilution factors are illustrated in the following graphical representations:

[Graph Ommitted]

           Minimum offering                                        Maximum Offering



        Value Subscription               Value share after             Value Subscription            Value share
        $1.00/share                      offering                      $1.00/share                   after offering
        100%                             $ .08/share                   100%                          $.14 /share
                                          (Rounded)                                                  (Rounded)
                        Dilution                                                   Dilution

                                                    Dilution  92%                                               Dilution 86%

         In this Offering, dilution primarily arises because the original founders and affiliated parties who organized the corporation took shares for the entrepreneurial effort, concepts and with the transfer of minimal cash, which did not result in any significant accountable net worth for the Company. You, as an investor, will contribute essentially all of the working capital, but which contribution is divided not only by shares sold in this Offering, but also among those issued to the original shareholders thus resulting in the dilution described above.

                 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING
                 ----------------------------------------------

         As noted previously, the Company does not intend to employ the services of any underwriter or other broker/dealer to place or sell its securities. The Company believes it can place the limited amount of securities being offered by this registration through the efforts of its own management group who will not be paid any consideration, commission or other compensation for the selling and placement efforts. Consequently, no provisions for commissions have been provided for in this Prospectus. Should management determine, at any time, that it is necessary to sell this Offering pursuant through the use of commissions to an underwriter, management will reserve the right to amend the Registration and Prospectus to reflect any such commission arrangements and to continue with the Offering in accordance with all other terms and provisions.

         The costs of this Offering are estimated at $20,000 and include legal, accounting, filing or permit fees, printing and related distribution costs. These amounts are estimates but are believed reasonably accurate for the intended size of the Offering. As noted under the Risk Factors and Use of Proceeds Sections, payment of these estimated offering costs will involve a substantial portion of both the minimum or maximum offering, thereby limiting the amount of net proceeds available for actual business purposes.

         Proceeds of the Offering, up to the minimum offering, will be placed in a segregated subscription account under control of the Company and will not be employed for any business purposes of the Company until or unless the minimum offering is sold within the offering term of 120 days from the date appearing on the face of this Prospectus. If the minimum offering is not fully sold and collected within such minimum period, then the Offering with be terminated and all proceeds with be returned without deduction for cost or addition of any interest. Any interest earned on the subscription account will be employed by the Company to pay for anticipated Offering costs and return of subscription proceeds to investors.

         After the close of the minimum offering , the Company will employ proceeds of this Offering upon receipt and the subscription account will no longer be employed.

         The Company reserves the right to close the Offering at any time within the Offering term of 120 days when the minimum offering has been sold, even if less than the maximum offering has been sold. Factors which may influence the Company's decision to close the Offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, the Company will not sell more than the maximum offering and will close the Offering at any time that the maximum amount has been sold. The Use of Proceeds section reflects the Company's best present estimate of the use of proceeds in the event of either the minimum or maximum offering. The Offering may be closed at some point between the minimum and maximum and the use of proceeds will be adjusted accordingly, though no assurance is given or represented that such adjustment will be exactly pro rata to the percentage difference between the minimum and maximum offering.

          It is intended the Offering will be sold primarily to citizens of the State of Utah and that the Offering will qualify in Utah as a registration by coordination. That is the Company will be deemed to be qualified as a registered offering in Utah upon clearance of this Registration with the SEC. If the Offering is offered or sold in other jurisdictions, the Offering must be registered or qualified under the applicable state law of that jurisdiction. The Company does not intend to register this Offering in any other jurisdiction for sale unless such registration can primarily be achieved by coordination without the necessity of any merit or substantial additional disclosure requirements. However, should the Company elect to sell in any jurisdiction that imposes any additional disclosure requirements, they will be included in this Offering as a supplemental disclosure.

         Also, as previously noted, the Company has not secured a commitment to list or trade the securities being registered through any broker/dealer and there is no present assurance that a public market will exist for the securities even in the event of a successful completion of this Offering. Each prospective investor should consider the potential lack of a public market as a significant risk factor. Management will work to obtain the listing of the securities after this offering by one or more broker/dealers, but can give no warranty or assurance that they will be successful in such efforts.

         No shares of current management or original shareholders are being registered pursuant to this Offering and no intent or obligation exists by the Company to register currently issued shares in any manner.

                                 USE OF PROCEEDS
                                 ---------------

         Management has set-out in the following tabular format the intended use of proceeds based upon the sale of either the minimum or maximum offering. As previously advised, each prospective investor should be aware that the Offering may be closed at some point between the minimum and maximum offering and there would be some proration of the use of proceeds between the two tables, though management is under no requirement to exactly complete a mathematical pro ration on the use of proceeds.

         YOU ARE ADVISED THAT MANAGEMENT MAY ALTER OR CHANGE THE USE OF PROCEEDS IN THE EXERCISE OF SOUND BUSINESS DISCRETION AND MANAGEMENT JUDGMENTS AFTER THE COMPLETION OF THE OFFERING AND THE FOLLOWING SHOULD CONSTITUTE ONLY AN OUTLINE OF THE PRESENT INTENDED USE OF PROCEEDS.

Minimum Offering:

          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)
-------------------------------------------------------------------------------------------------------------
1. Estimated cost of Offering                                           $20,000                      20%
2. Overhead Expenses (Six months)                                       $25,000                      25%
3. Funds committed to acquiring and marketing                           $30,000                      30%
    the "software technology"
4. Funds reserved for securities compliance work                         $7,000                       7%
5. Working capital reserves                                             $18,000                      18%
Totals                                                                  $100,000                     100%

Maximum Offering:

          General Description of Intended Expenditure                Dollar Amount              Percentage of
                                                                                                   Offering
                                                                                                  (Rounded)
-------------------------------------------------------------------------------------------------------------
1. Estimated cost of Offering                                           $20,000                      10%
2. Overhead Expenses (Six months)                                       $25,000                      13%
3. Funds committed to acquiring and marketing                           $100,000                     50%
    the "software technology"
4. Funds reserved for securities compliance work                         $8,000                       4%
5. Working capital reserves                                             $47,000                      23%
Totals                                                                  $200,000                     100%

         The Company has reserved and allocated approximately $25,000 of the net proceeds of the Offering for operational costs. The operational allocations are allocated to cover minimum cost of operation of the Company for an estimated period of six months. Included within the operational allocation would be payment of rent, utilities, and other overhead; as well as a base salary stipend of $1,000/monthly for the present Chief Executive Officer of the Company for his services on an as needed basis. It is not anticipated that there will be any other full time salaried officers or employees during this initial start-up phase, unless revenues are generated sufficient to justify payment of salaries to other employees through revenues. The total amount of salary allocated for the initial six month period to the Chief Executive Officer will not exceed $6,000. It should be understood this is a reduced stipend from the base salary proposed for the CEO and he has agreed to accept this as a minimal allocation from proceeds during the start-up phase.

         It is anticipated that revenues will be sufficient to cover operating expenses after the first six months of operation, though no assurance or warranty of this projection can be made. Management may elect to use additional offering proceeds for continuing operation beyond the six months term in the exercise of sound business discretion. In all events, the use of proceeds of the Offering to pay operational costs will necessarily reduce the amount of proceeds of the Offering available for actual product marketing and distribution. Each prospective investor should understand that there is a risk factor in investing in a start-up entity that must use offering proceeds for operational costs and does not yet have sufficient revenues to pay for such costs.

         There is no assurance that any of the estimated use of proceeds for the specific business purposes outlined above will be sufficient to adequately fund the costs of operation and start up of the various business operations.

         We reserve the right to explore supplemental financing, through either private placements or loans, should the proceeds of this Offering not prove adequate to complete its business purposes. No warranties or assurances have been made or represented in any manner that the Company would be successful in securing alternative financing and no prospective investors should invest with the expectation that such alternative funding is available.

         As noted above, the Company has allocated $30,000 in the event of the minimum offering and approximately $100,000 in the maximum offering towards the direct distribution and marketing efforts for the "software technology" consisting of the unique proprietary software. It is intended that the Company will primarily use these proceeds to obtain the software and to attempt to acquire and retain various distributors on a commission basis for the product, as well as direct marketing efforts through direct conventional and e-mail mailings and other selective Internet marketing efforts. At the present, the Company is completing a business plan as to an allocation of these anticipated proceeds between a website, catalog advertising and direct mailing to various companies or individuals who may be prospective distributors of the intended product line.

                             DESCRIPTION OF BUSINESS
                             -----------------------

         Kinship Systems, Inc. was incorporated in the State of Utah on February 1, 2000 under the initial name of Kinship Communications, Inc. The name was subsequently changed, due to availability, as of March 2, 2000 to Kinship Systems, Inc. Because no business, other than organizational matters, were conducted under the Kinship Communications name, the Company does not deem the name to have any significance and has referred to itself for the purposes of this Prospectus as Kinship Systems, Inc.

         On May 4, 2000, the Company entered into a product distribution agreement with ProSource Software, Inc., ("the Supplier") for specific computer software developed and marketed by ProSource primarily for software programs designed for vehicle accident analysis and reconstruction Exhibit "F". This is a limited industry in which various accident reconstruction experts, as well as various traffic and law enforcement agencies, attempt to analyze data related to accident reconstruction. The primary purpose of this type of analysis is to provide for liability and damage consultation and services related to litigation which may arise out of vehicle accidents.

         The technology is also used by various police departments in accessing liability or fault in a traffic accident situation. Because of the limited scope of the software it is considered a "specialty item" which would have interest primarily to insurance companies, potential litigants and their legal counsel, as well as various police and transportation departments.

         The principal software for which the Company is obtaining a distribution right is known as the "Larm 2"(TM). Larm is an acronym for linear and rotational momentum. This software is used for various vehicle accident diagram programs and analysis as to speed, direction, vector analysis and potential physical damages caused by various hypothetical accident configurations. The other software is known as the "Accident Avoidance Analysis"(TM) (AAA) which is primarily used to analyze various speed and distances factors related to accident reconstruction work. This software is employed to determine under what conditions of speed and distance an accident scenario may have been avoided.

         The specific terms of the marketing agreement between the Company and ProSource Software provides that the Company would have the exclusive marketing rights to this software in the states of Utah, Idaho, Arizona and California. ProSource would sell the software, manuals and advertising material for this software configured for either single, network or lan users at a 20 percent discount to the prevailing market price employed by ProSource. It would be anticipated that Kinship would then resell the product at a 20 percent markup within the exclusively designated geographic areas. The initial term of the agreement is for 2 years.

         Kinship  intends  to  use  direct  mailing,   e-mailing,   trade  print
advertising and Web Site sales as the primary marketing tools for this product, though no assurance or warranty of successful marketing efforts can be made.

         After the termination of the initial 2 year term of the agreement, the parties may renegotiate a continuation of the contract as mutually agreed upon. There is no obligation or warranty that either Kinship or ProSource will continue with the marketing of the software or other software products from ProSource after the termination of the initial 2 year term.

         The contract also provides that if ProSource is, at any time, unable to adequately supply software, manuals or other components of the software product to be marketed, then Kinship may, at its own cost and expense, obtain third party production of these materials and resell the materials at its current prevailing market price.

         A copy of the distribution agreement between the Supplier and the Company is attached hereto and incorporated as Exhibit "F" to this Registration Statement, but is not included in the Prospectus delivered to you. Any potential investor desiring to review this contract prior to investing may obtain a copy by requesting the document from the Company.

         The present business of the Company is too new for the Company to make any reasonable projections as to gross revenues, net profits, if any, or even the number of units which must be sold by the Company to obtain profitability. Further, the Company is not able to make any present estimates or projections as to geographic areas, markets or specific customers to which most of the products may be sold.

         It is anticipated that market analysis will subsequently be available and can be disclosed to shareholders in the Company as the Company generates such data from anticipated sales and revenues.

         NO ASSURANCE OR WARRANTY CAN BE GIVEN THAT THE COMPANY WILL BE SUCCESSFUL IN ANY MANNER IN THE MARKETING OR DISTRIBUTION OF THE PRODUCT.

                           NUMBER OF PERSONS EMPLOYED
                           --------------------------

         At present, only Mr. Tery Deru will act as a part-time officer of the Company during the initial start-up phase. Mr. David Collier as the Vice President, and Mr. Andrew Limpert as the Secretary will serve the Company part-time on an as needed basis during the initial organizational period. These individuals have agreed to receive subsequently determined stock options and rights as deferred compensation for their part-time service during this initial phase, as the Company will not have sufficient proceeds to pay a salary to these individuals. It is believed that the individuals will devote such time as may be necessary to discharge various obligations in those capacities as well as their service on the Board of Directors where applicable.

         Mr. Deru acting as the part-time President will be responsible for all of the day to day administrative duties of the Corporation including necessary clerical and administrative functions until such time as anticipated revenues would allow for the hiring of any support personnel. Mr. Deru will receive a cost of living stipend from offering proceeds up to $6,000 during the initial six months of operations.

         As soon as revenues would justify the hiring of various personnel, the Company would intend to hire clerical and marketing personnel to assist in the operation of the Company, including the distribution of the product. As noted earlier, it is anticipated, though not warranted, that such personnel may be hired after the initial six months depending upon the revenues generated from the Company's operations.

                            ENVIRONMENTAL COMPLIANCE
                            ------------------------

         It is not anticipated that the general products or services to be supplied by the Company will have significant or particular environmental compliance requirements or regulations.

                             DESCRIPTION OF PROPERTY
                             -----------------------

         The Company currently operates a combined limited assembly and administrative office/plant from leased space located at 22 East 100 South, Suite 400, Salt Lake City, Utah 84111. This property consists of approximately 800 square feet which is currently retained on a one year sublease with gross rental payments of $200.00 per month with the present lease term expiring in March 31st of 2001 and with the right of renewal for three more years on a to be negotiated basis.

         The present facilities are believed adequate for the initial operation of the Company through the expenditure of the anticipated proceeds of this Offering. Thereafter, if the products are being successfully marketed and demand increases beyond an estimated one hundred units per month of sales, the present facilities would have to be expanded or other facilities acquired to meet demand. The administrative offices consists of approximately one fourth of the lease area and are considered adequate for the start-up period.

         Total monthly costs of operation of the physical facilities including rents, all utilities and other office expenses, except salaries, are estimated to be approximately $250.00 per month at the present time.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           -----------------------------------------------------------

         As noted previously, the Company is a start-up entity without prior operating history, revenues or income. No assurance or warranty can be made that the Company will be successful in its anticipated business operations and the nature of a start-up entity is that it poses significant risk factors as to whether any investor will receive back a return of investment or whether they will lose their entire investment.

         The initial capital of the Company was $25,000 of which approximately $59 was expended through April, 2000. It is anticipated that all initial capital will be expended in paying costs related to this registration.

         The accountants have noted in their notes to the financial  statements,
Note 5, that because the Company has no operating history and limited capitalization, the auditors must reserve opinion as to whether the Company may continue as a "going concern."

         Management has also expressed in the Risk Factors, and other sections of this registration, some concern that the capitalization may be too limited to adequately fund the intended business activities. Management has deemed that it must take this risk based upon its inability to obtain an underwritten Offering for greater capital and has had to limit the amount of capital being raised to that which reasonably can be raised through management's efforts. Management believes, but cannot warrant, that such capital should be adequate to move the Company to a point where revenues are generated from the Company's product, if the product is commercially viable.

         Investors in this Offering are assuming a risk as to both liability of the product as a commercially marketable technology, as well as the normal risk inherent in a start-up entity with limited capitalization.

         Because no revenues have been generated to date, there does not exist any standard methodology to break down risk factors as to what sectors or clients, if any, may generate revenues, actual profit margins, costs of operation and other standard accounting and financial measurements. The lack of such financial standards and measurements must be considered as an additional risk factor to investors in this type of Offering.

         There is also a concern that actual costs of operation may substantially exceed the projections used by the Company in preparing the Use of Proceeds Section in which event the Company may have to spend more of the net proceeds of this Offering to sustain minimal operations and devote less to product development and marketing.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
             -------------------------------------------------------

         Following this table is a brief biographical description for each of the management principals with a brief description of their business experience and present relationship to the Company, together with all required relevant disclosures for the past five years. Following the biographical information for the directors and officers is a remuneration table showing current compensation and following this table a security ownership table showing security ownership of the principal officers and directors and those holding ten percent (10%) or more of the issued and outstanding stock.

                 NAME                                  POSITION                      CURRENT TERM OF
                                                                                        OFFICE
-----------------------------------------------------------------------------------------------------------------
          Mr. Terry Deru                             Director, CEO              Appointed in Organizational
                                                 President/Treasurer            Minutes - February, 2000.
                                                Chairman of the Board           Will serve as director until
                                                     (Part-time)                first annual meeting, not yet
                                                                                set.  Will serve as an officer
                                                                                without term/contract
                                                                                pursuant to leave of the
                                                                                Board of Directors.
-----------------------------------------------------------------------------------------------------------------
          Mr. Andrew Limpert                 Director/Secretary/Treasurer       Appointed in Organizational
                                                CFO/Accounting Officer          Minutes - February, 2000.
                                                     (As needed)                Will serve as Director until
                                                                                first annual meeting, not yet
                                                                                set.  Will serve as an officer
                                                                                without term/contract
                                                                                pursuant to leave of the
                                                                                Board of Directors
-----------------------------------------------------------------------------------------------------------------
           Mr. Robert Hunter                           Director                 Appointed in Organizational
                                                     (As needed)                Minutes - February, 2000.
                                                                                Will serve  as Director until
                                                                                first annual meeting, not yet set.
                                                                                Will serve as an officer without
                                                                                term/contract pursuant to leave
                                                                                of the Board of  Directors.
-----------------------------------------------------------------------------------------------------------------
           Mr. David Collier                        Vice President              Appointed in Organizational
                                                     (As needed)                Minutes -February, 2000 as
                                                                                an officer.  Will serve as an
                                                                                officer without term/contract
                                                                                pursuant to leave of the
                                                                                Board of Directors

                                  BIOGRAPHICALS

MR. TERRY DERU - DIRECTOR , CEO/PRESIDENT, CHAIRMAN OF THE BOARD
Age: 46

         Mr. Deru is currently an owner and consultant with Belsen Getty LLC, a Salt Lake City, Utah based financial planning firm. Mr. Deru has been with Belsen Getty since 1985. Mr. Deru will continue on a part-time affiliation with Belsen Getty while acting as the part-time officer of the Company. Mr. Deru obtained a B.A. degree from the University of Utah in finance in 1977 and an M.B.A. degree from that institution in 1979.

MR. ANDREW LIMPERT  - DIRECTOR/SECRETARY/TREASURER/CFO
ACCOUNTING OFFICER
Age: 30

         Mr. Limpert has been an investment advisor with the Salt Lake based firm of Belsen Getty LLC since 1998. Mr. Limpert plans to continue his full-time employment with Belsen Getty Prior to that position he worked with Pro Source Software of Park City, Utah as a software sales agent from 1993 to 1998. Mr. Limpert holds a B.S. degree in finance from the University of Utah in 1995 and an M.B.A from Westminster College of Salt Lake City, Utah in 1998.

MR. ROBERT HUNTER - DIRECTOR
Age :47

         Mr. Hunter is a practicing CPA with Hunter & Hashimoto in Sandy, Utah. He has been affiliated with that firm over the past twelve years. Mr. Hunter specializes in Tax and Bankruptcy accounting. He will serve on an as needed basis. He is a 1981 graduate of BYU with a Master of Accountancy in Federal Taxation.

MR. DAVID COLLIER - VICE PRESIDENT
Age: 31

         Mr. Collier most recently served as a sales representative with Bank of the West where he was responsible for obtaining loan commitments. He has been affiliated with the Bank from August 1996 to current. Previously Mr. Collier has worked for Lightspeed Dealer Systems as a sales representative for its software products from March 1992 to July 1996. In this capacity he gained experience in a public company as it completed an IPO and in a later merger transaction where the company was bought out by Bell & Howell Corporation. Mr. Collier is a graduate of Weber State University with a B.S. Degree in technical sales.

         The following table sets forth the anticipated three most highly compensated officers or directors in the Corporation. As each investor has been advised, this is a start up entity in which no salaries have been paid to date. The following table attempts to set forth the anticipated salaries to be paid from revenues, if the Company is successful in this Offering. At present, there is no plan to pay this salary from Offering proceeds beyond the initial six months, or to pay other salaries from proceeds.

         Further, it is anticipated that if the Company is successful in generating revenues, it will attempt to hire one or more other officers and employees to supply administrative and marketing services. The following chart then attempts to set forth the current stipend amount to be paid to the president, with reservation of salaries to other officers pending revenues.


           POSITION NAME OF                       CAPACITY IN WHICH                     AGGREGATE
             INDIVIDUAL OR                        REMUNERATION WILL                   REMUNERATION
           IDENTITY OF GROUP                         BE RECEIVED
-------------------------------------------------------------------------------------------------------------
All executive officers as a                           President                $1,000/month-stipend from
group                                                    and                   offering proceeds for the
                                                    Other Officers             president until and unless
                                                                               sufficient revenues are
                                                                               received for a period up to six
                                                                               months.  Beginning
                                                                               anticipated salaries for all
                                                                               full-time officers are not yet
                                                                               determined and are contingent
                                                                               upon revenues.

             SHARES OWNED BY MANAGEMENT AND CERTAIN SECURITY HOLDERS
             -------------------------------------------------------

         The following table attempts to set forth all shares issued to a director, officer or 5% or greater shareholder. There are no created or issued stock options or other stock rights in the Company at the present time:


   Title or Class              Name and                Amount             Amount          Percent of        Percent of
                           Address of Owner            owned              owned             Class              Class
                                                     before the         after the           Before             After
                                                      Offering           Offering          Offering            Max.
                                                                                          (Rounded)          Offering
                                                                                                             (Rounded)
----------------------------------------------------------------------------------------------------------------------
       Common                 Terry Deru              625,000              same              49%                43%
       Stock
       Common               Andrew Limpert            625,000              same              49%                43%
       Stock
       Common               Robert Hunter              10,000              same              .7%                .6%
       Stock
       Common               David Collier              10,000              same              .7%                .6%
       Stock

         THERE ARE NO OTHER SHAREHOLDERS WHICH OWN ANY OF THE OUTSTANDING STOCK PRIOR TO THE OFFERING. FURTHER ,THE COMPANY HAS NOT ADOPTED ANY FORM OF WARRANTS OR OPTION RIGHTS TO ANY PERSON WHO ACQUIRES STOCK. IT IS ANTICIPATED THAT IN THE EVENT OF THE SUCCESSFUL COMPLETION OF THIS OFFERING, THE BOARD OF DIRECTORS MAY AUTHORIZE AND APPROVE A STANDARD INCENTIVE STOCK OPTION PLAN.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
            ---------------------------------------------------------

         There are certain transactions related to the Company and this Offering which are not deemed to be "arms-length" transactions. That is, the parties on both sides of the contract or agreement have substantial relationships or common interests. While all such transactions are not set out in this section, the Company believes the following transactions involving management should be considered by each prospective investor.

         1. The Distribution Contract, described earlier in the Offering, was not negotiated or derived between totally separate or disinterested parties. Mr. Limpert, on behalf of the Company, had substantial involvement and participation with the Supplier, ProSource Software, in the development and implementation of the technology products subject to the distribution contract as a prior sales agent. As a result, each investor in this Offering should consider that the terms and provision of such distribution contract may not be the result of an arms-length bargaining agreement between two totally disinterested parties.

         2. Management of the Company, particularly Mr. Limpert and Mr. Deru, have had a substantial prior business relationship and dealings as financial advisors and part owners of the Belsen Getty financial planning firm. As a result, they may bring with them historical relationships and interests which would not be the same as two totally disinterested parties being retained as officers and directors of a public company.

         3. Each investor in the Offering should consider that even if the total Offering is sold, the prior management group, as described above, will continue in control and will be essentially in a position to dictate salaries, distributions, and other interests as to all shareholders. While there is a general common law or statutory obligation placed upon management of the Company to act in the best interest of all shareholders, each investor in this Offering should consider that minority shareholders status imposes a certain risk of not being in a position to influence or affect the direction of the Company.

         4. Finally, the Company is most likely going to engage in some subsequent financing transactions in order to achieve its anticipated results. Each investor should understand that subsequent financing transactions will almost certainly result in a dilution of control by shareholders in value per share.

                            SECURITIES BEING OFFERED
                            ------------------------

         Only the Company's voting common stock is being offered by this Prospectus. Of the Fifty- Million (50,000,000) shares of common stock authorized, $0.001 par, the Company presently has issued and outstanding 1,270,000 shares of common stock and will sell between 100,000 shares of common stock in the minimum offering and 200,000 shares in the maximum offering. If the minimum offering is sold, the shareholders purchasing in this Offering would hold 7.3 % of the issued and outstanding common stock and in the event of the maximum offering 13.61% of the issued and outstanding common stock.

         In summary of the nature of the securities being offered, each investor should note as follows:

         o The Company does not have any dividend policy nor has it declared dividends. It is not anticipated that dividends will be paid for the foreseeable future by the Company.

         o Each common share has an equal voting right.

         o There are no pre-emptive rights or cumulative voting in the Company.

         o The shares are not subject to any conversion rights or obligations, nor any redemptive provisions, sinking fund provisions, or liability to call or assessment.

         o It is not believed that any shareholder under Utah law would be subject to any debts, liabilities or claims made against the Corporation.

         o The Company does not have any warrants, rights or other stock interest or rights to acquire stock; however, management will most likely institute some standard management stock option plan if this Offering is completed.

                                     EXPERTS
                                     -------

         The Company has retained the firm of Jensen, Duffin, Carman, Dibb & Jackson to act as independent securities counsel. Such company has passed upon the eligibility of the Company to file this registration. The named expert has no relationship with any member of management or the Company.

                                   ACCOUNTANTS
                                   -----------

         The firm of Hansen, Barnett and Maxwell have been retained as the independent auditors for the Company.

                                LEGAL PROCEEDINGS
                                -----------------

         The Company is not presently engaged in any legal proceedings as either a plaintiff or defendant, nor does it know of any material claims.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                  --------------------------------------------

         The Company has retained the firm of Hansen, Burnett & Maxwell of Salt Lake City, Utah to serve as independent auditors. Neither the Company nor management has had any material disagreement with, nor have there been any changes in the accounting materials supplied by such independent auditors as attached hereto.

                       INDEMNITY OF OFFICERS AND DIRECTORS
                       -----------------------------------

         The By-laws and Articles for the Company provide Indemnity Statements for general indemnities and relief from liability for management. These indemnities, as well as Utah law, provide for general indemnity for officers, directors and agents acting within the normal scope of their duty and service to the Company.

         EACH INVESTOR SHOULD UNDERSTAND, NOTWITHSTANDING THESE GENERAL INDEMNITY PROVISIONS, THAT IT IS THE POSITION OF THE SEC, AND MOST STATES SECURITY REGULATORY AGENCIES, THAT INDEMNITIES AS TO VIOLATION OF FEDERAL OR STATE SECURITIES LAWS OR REGULATIONS ARE VOID AS AGAINST PUBLIC POLICY.

                                     PART II
                                     -------

         Item 1. Indemnification of Officers & Directors. The Company indicates that it has normal and customary indemnification provisions under its By-laws and Articles of Incorporation as well as those generally provided by Utah law. The Articles and By-Laws are being filed as Exhibit items.

         Item 2. Other Expenses of Issuance & Distribution. The Company does not know of any other accrued or to be accrued expenses of issuance and distribution other than as outlined in the foregoing Prospectus and Use of Proceeds.

         Item 3. Undertakings.  The undersigned registrant hereby undertakes:

                To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
                     (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         Item 4. Unregistered Securities Issued or Sold Within One Year. The Company believes that in the body of this Prospectus it has described all shares issued within the past year from the date of inception of the Company. In summary of that disclosure, the Company represents the only shares issued were to its founders and principals, Mr. Andrew Limpert, Mr. Terry Deru, Mr. Robert Hunter and Mr. David Collier. All shares issued to them are the same shares set forth in the chart showing securities held by management and are deemed exempted transactions under section 4(2) of the Securities Act of 1933.

    Item 5.     Index of Exhibits.

       A.  Audited Financial Statements for the period ending April 30, 2000

       B.  Articles of Incorporation with Amendments and By-Laws

       C.  Auditor's Consent Letter

       D.  Attorney Letter in re legality

       E.  Specimen Stock Certificate

       F.  Distribution Contract

         The following signatures constitute the signature of the Registrant's chief executive officer, principal financial officer/accounting officer and all directors:


         Date:    7/3/2000                   /s/Terry Deru
                                             ----------------------------
                                             Mr. Terry Deru
                                             CEO, Director


         Date:    7/3/2000                   /s/Andrew Limpert
                                             ----------------------------
                                             Mr. Andrew Limpert
                                             Principal Financial Officer,
                                             Accounting Officer/Director


         Date:    7/3/2000                   /s/Robert Hunter
                                             ----------------------------
                                             Mr. Robert Hunter
                                             Director

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)









               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                       AND
                              FINANCIAL STATEMENTS



                                 April 30, 2000


                            HANSEN, BARNETT & MAXWELL
                           A Professional Corporation
                          CERTIFIED PUBLIC ACCOUNTANTS

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)


                                TABLE OF CONTENTS


                                                                                 Page
                                                                                 ----

Report of Independent Certified Public Accountants                                F-1

Financial Statements:

         Balance Sheet - April 30, 2000                                           F-2

         Statement of Operations for the Period from February 1, 2000
         (Date of Inception) through April 30, 2000                               F-3

         Statement of Stockholders' Equity for the Cumulative Period from
           February 1, 2000 (Date of Inception) through April 30, 2000            F-4

         Statement of Cash Flows for the Period from February 1, 2000
         (Date of Inception) through April 30, 2000                               F-5

Notes to Financial Statements                                                     F-6

                                  --------------------

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

                                                         (801) 532-2200
Member of AICPA Division of Firms                     Fax (801) 532-7944
      Member of SECPS                             345 East Broadway, Suite 200
Member of Summit International Associates        Salt Lake City, Utah 84111-2693


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Kinship Systems, Inc

We have audited the accompanying balance sheet of Kinship Systems, Inc. (a development stage enterprise) as of April 30, 2000 and the related statement of operations, stockholders' equity and cash flows for the period from February 1, 2000 (date of inception) through April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinship Systems, Inc. as of April 30, 2000 and the results of its operations and its cash flows for the period from February 1, 2000 (date of inception) through April 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company's lack of operating history raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                      /s/ HANSEN, BARNETT& MAXWELL
                                      ----------------------------
                                      HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
June 7, 2000

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)
                                  BALANCE SHEET
                                 APRIL 30, 2000


                                     ASSETS

Current Assets
     Cash                                                              $ 24,941
                                                                       --------
Total Current Assets                                                     24,941
                                                                       --------
Total Assets                                                           $ 24,941
                                                                       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                                                    $   --
                                                                       --------
Stockholders' Equity
     Common stock - no par value; 50,000,000 shares
        authorized;  1,270,000 shares issued and outstanding             25,813
     Deficit accumulated during the development stage                      (872)
                                                                       --------
         Total Stockholders' Equity                                      24,941
                                                                       --------

Total Liabilities and Stockholders' Equity                             $ 24,941
                                                                       ========

   The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)
                             STATEMENT OF OPERATIONS


                                                           From
                                                      February 1, 2000
                                                    (Date of Inception)
                                                         through
                                                      April 30, 2000
                                                      --------------

Revenue                                                $      --

General and administrative expenses                            872
                                                       -----------

Net Loss                                               $      (872)
                                                       ===========

Basic and Diluted Loss Per Share                       $     (0.00)
                                                       ===========

Weighted Average Number of Shares
  Outstanding                                            1,270,000
                                                       ===========



   The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                   Deficit
                                                                                  Accumulated
                                                                                  During the      Total
                                                                Common Stock      Development  Stockholders'
                                                            Shares       Amount      Stage        Equity
                                                            ------       ------      -----        ------

Balance - February 1, 2000                                      --     $    --     $    --      $    --

Shares issued for cash, February 12, 2000,
 $.0203 per share                                          1,230,000      25,000        --         25,000

Shares issued for services, February
 12, 2000, $.0203 per shares                                  40,000         813        --            813

Net loss                                                        --          --          (872)        (872)
                                                           ---------   ---------   ---------    ---------

Balance - April 30, 2000                                   1,270,000   $  25,813   $    (872)   $  24,941
                                                           =========   =========   =========    =========


   The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprise)
                             STATEMENT OF CASH FLOWS

                                                                 From
                                                            February 1, 2000
                                                          (Date of Inception)
                                                               through
                                                           April 30, 2000
Cash Flows from Operating Activities
    Net loss                                                  $   (872)
    Stock issued for services                                      813
                                                              --------

        Net Cash Used by Operating Activities                      (59)
                                                              --------

        Net Cash Provided by Investing Activities                 --
                                                              --------

Cash Flows From Financing Activities
    Proceeds from issuance of common stock                      25,000
                                                              --------

        Net Cash Provided by Financing  Activities              25,000
                                                              --------

Net Increase in Cash and Cash Equivalents                       24,941

Cash and Cash Equivalents at  Beginning of Period                 --
                                                              --------

Cash and Cash Equivalents at End of Period                    $ 24,941
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2000

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -- On February 1, 2000, Kinship Systems, Inc ("the Company") was organized under the laws of the State of Utah. The Company is considered a development stage enterprise and is in the process of raising capital to fund operations. The planned operations of the Company consists of marketing and selling proprietary computer software to be used used in accident vehicle prevention and accident reconstruction and analysis.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures

NOTE 2 -- INCOME TAXES

The components of the net deferred tax asset as of April 30, 2000 are as follows:

      Tax Net Operating Loss  Carryforward         $        326
      Valuation Allowance                                  (326)
                                                   -------------

      Net Deferred Tax Asset                       $        --
                                                   =============

During the period ended April 30, 2000 the valuation allowance increased $326.

As of April 30, 2000 the Company had net operating loss carry forwards for federal income tax reporting purposes of $872 which will expire, beginning in 2020.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended April 30, 2000:


      Income tax benefit at statutory rate (34%)           $        (296)
      Change in valuation allowance                                  326
      State benefit net of federal tax                               (30)
                                                           -------------

      Provision for Income Taxes                           $         --
                                                           =============

NOTE 3 -- STOCKHOLDERS' EQUITY

On February 12, 2000, the Company issued 1,230,000 shares of common stock to two officers and directors of the Company for cash. The proceeds from the issuance of the stock was $25,000 or $0.0203 per share. On that same date, all directors and officers of the Company each received 10,000 shares of common stock for entrepreneurial and organizational services rendered to the Company.

                              KINSHIP SYSTEMS, INC.
                        (A Development Stage Enterprises)
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 2000

These directors and officers received a total of 40,000 shares of common stock of the Company. The shares have been valued at $813 or $0.0203 per share.
NOTE 4-COMMITMENTS AND CONTINGENCIES

On March 31, 2000, the Company entered into a lease agreement for use of office space with a company under common ownership. The owners of the related company are the majority shareholders of the Company and are also officers and directors of the Company. The lease term is for one year beginning on March 31, 2000. The base monthly rent for the term of the lease shall be $200. The Company has the right to extend the lease term for up to three additional years. The execution of the lease was delayed until June 1, 2000.

The Company has entered into an agreement with the president to provide a $1,000 stipend per month that will not accrue until the Company has revenues or until after six months. After that time, the anticipated salaries for the three full time officers will be determined by the Board of Directors.

The Company has plans to complete an SB-1 Registration Statement. As a result of this offering, the Company will owe $20,000 to various parties who participated in the filing of the Registration Statement.

NOTE 5-GOING CONCERN

The Company has limited operating history. This situation raises substantial doubt about its ability to continue as a going concern. Management plans to complete an SB-1 Registration Statement in which the Company will offer a minimum of 100,000 shares of common stock and a maximum of 200,000 shares of common stock at $1.00 per share. From the proceeds, the Company plans to use $15,000 to pay legal counsel that assisted in the offering and $5,000 for other various offering costs. Management also plans to begin marketing and selling the Company's products with the proceeds from the offering. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 6-SUBSEQUENT EVENTS

On May 5, 2000, the Company entered into an agreement with a software producer wherein the Company has the exclusive rights to market and distribute two accident reconstruction software packages in five westerns states. The Company is entitled to purchase the product at a 20 percent discount from the prevailing market price charged by the software producer for identical product.